SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Alterity Therapeutics Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into our Registration Statement on Form S-8 (File No. 333-228671) and our Registration Statements on Form F-3 (Files No. 333-220886 and 333-231417).

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K includes a copy of the Appendix 4C and Quarterly Cash Flow Report filed on the 30th of July 2020.

On July 15, 2020, NASDAQ notified the Company that it has regained compliance with the minimum bid price requirement of Listing Rule 5550(a)(2).  On February 5, 2020, the NASDAQ Staff had notified the Company that its ADSs failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market and that the Company had 180 days to regain compliance

Alterity Therapeutics Limited

6-K	Items

99.1	Appendix 4C and Quarterly Cash Flow Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERITY THERAPEUTICS LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

July 30, 2020

2